Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157860

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 4, 2009)
Lexington Realty Trust
26,023,056 Shares
of Beneficial Interest Classified as Common Stock

We are filing this prospectus supplement to update the prospectus dated September 4, 2009 with respect to (1) the merger of Net 3 Acquisition L.P. with and into us, with us as the surviving entity, which occurred on December 31, 2010, and (2) the merger of Lepercq Corporate Income Fund II L.P., or LCIF II, with and into Lepercq Corporate Income Fund L.P., or LCIF, with LCIF as the surviving entity, which occurred on December 30, 2013. In the LCIF and LCIF II merger, holders of limited partner interests in LCIF II, other than us, were given the option to receive units of limited partner interests in LCIF or cash in exchange for their units of limited partner interests in LCIF II. Following the LCIF and LCIF II merger and as of the date of this prospectus supplement, there were 3,447,659 units of limited partnership of LCIF outstanding, which are redeemable for 3,882,064 shares of beneficial interest classified as common stock, par value $0.0001 per share, which we refer to as our common shares. References to OP units in the prospectus and this prospectus supplement shall mean units of limited partner interests in LCIF.
Following the LCIF and LCIF II merger, (i) the Fifth Amended and Restated Limited Partnership Agreement of LCIF, as amended and supplemented to such date, was amended and restated by the Sixth Amended and Restated Limited Partnership Agreement of LCIF, which we refer to as the LCIF partnership agreement, and (ii) the Second Amended and Restated Limited Partnership Agreement of LCIF II, as amended and supplemented to such date, became null and void. A copy of the LCIF partnership agreement, which has been filed with the Commission by us, is incorporated by reference into this prospectus supplement. References to the operating partnerships and the partnership agreements in the prospectus and the prospectus supplement shall mean LCIF and the LCIF partnership agreement, respectively.
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Our common shares trade on the New York Stock Exchange under the symbol “LXP.” On February 27, 2014, the last reported sale price of our common shares, as reported on the New York Stock Exchange, was $11.28 per share.
Investing in our common shares involves risks. See “Risk Factors” on page 3 of the prospectus and in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2014 and the other risk factors disclosed in our other filings with the Securities and Exchange Commission incorporated or deemed to be incorporated by reference in the prospectus and this prospectus supplement from time to time.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is February 28, 2014

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the prospectus dated September 4, 2009, which we refer to as the prospectus. We have not authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement and the prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which they relate, and this prospectus supplement and the prospectus do not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. You should not assume that the information contained in this prospectus supplement or the prospectus is correct on any date after the respective dates of the prospectus supplement and the prospectus, even though this prospectus supplement and the prospectus are delivered or common shares are sold pursuant to this prospectus supplement and the prospectus at a later date. Since the date of the prospectus supplement and the prospectus, our business, financial condition, results of operations and prospects may have changed.

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ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement supplements and amends the prospectus relating to the issuance of common shares upon redemption of OP units and offer and sale of our common shares from time to time by the selling shareholders named in the prospectus. This prospectus supplement should be read in conjunction with and accompanied by, and is qualified by reference to, the prospectus, except to the extent that the information presented herein or incorporated or deemed to be incorporated by reference therein or herein updates and supersedes the information contained in those documents. This prospectus supplement and the prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the Commission. This prospectus supplement and the prospectus do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement and any amendments to such registration statement, including its exhibits. Statements contained in this prospectus supplement and the prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the Commission’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.
You should read both this prospectus supplement and the prospectus together with additional information described below under the heading “Where You Can Find More Information.” Information incorporated by reference with the Commission after the date of this prospectus supplement and the prospectus, or information included in any other prospectus supplement or an amendment to the registration statement of which this prospectus supplement and the prospectus form a part, may add, update or change information in this prospectus supplement and the prospectus. If information in any subsequent filings, prospectus supplements or amendments is inconsistent with this prospectus supplement or the prospectus or any prospectus supplement, the information incorporated by reference or included in the subsequent filing, prospectus supplement or amendment will supersede the information in this prospectus supplement and the prospectus or any earlier prospectus supplement. You should not assume that the information in this prospectus supplement, the prospectus or any other prospectus supplement is accurate as of any date other than the date on the front of each document.
All references to the “Company,” “we,” “our” and “us” in this prospectus supplement and the prospectus means Lexington Realty Trust and its consolidated subsidiaries except as otherwise provided or where it is made clear that the term means only Lexington Realty Trust. The terms “you” or “your” refer to a prospective investor.
SECURITIES THAT MAY BE OFFERED
The information set forth below supplements, updates and supersedes the information with respect to the the following offering under the heading “Securities That May Be Offered” in the prospectus.
Issuance of Common Shares Upon Redemption of OP Units
As of December 30, 2014, we may issue up to 3,882,064 of our common shares, if and to the extent that certain holders of OP units elect to tender up to 3,447,659 OP units for redemption.

DESCRIPTION OF COMMON SHARES
For a description of our common shares, including restrictions on ownership and transfers, see our Current Report on Form 8-K filed with the Commission on November 21, 2013, which is incorporated by reference herein, as provided in “Where You Can Find More Information” below.
DESCRIPTION OF OP UNITS

For a description of OP units see our Current Report on Form 8-K filed with the Commission on January 6, 2014, which is incorporated by reference herein, as provided in “Where You Can Find More Information,” below.
REDEMPTION OF OP UNITS
For a description of the redemption provisions applicable to OP units see our Current Report on Form 8-K filed with the Commission on January 6, 2014, which is incorporated by reference herein, as provided in “Where You Can Find More Information,” below.
REGISTRATION RIGHTS
We have filed the registration statement of which this prospectus supplement and the prospectus are a part pursuant to our obligations under the former LCIF and LCIF II partnership agreements, which obligations are now contained in the LCIF partnership agreement. See “Registration Rights” in the prospectus.
COMPARISON OF OWNERSHIP OF OP UNITS AND COMMON SHARES
The information below highlights a number of the significant differences among LCIF and us relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation, and compares certain legal rights associated with the ownership of OP units and our common shares, respectively. These comparisons are intended to assist unitholders in understanding how their investment will be changed if their OP units are redeemed for common shares. This discussion is summary in nature and does not constitute a complete discussion of these matters, and unitholders should carefully review the balance of this prospectus supplement, the prospectus and the registration statement of which this prospectus supplement and the prospectus are is a part for additional important information about us.

LCIF	THE COMPANY
FORM OF ORGANIZATION AND ASSETS OWNED
LCIF is organized as a Delaware limited partnership. LCIF owns interests (directly and indirectly through subsidiaries) in properties.
We are a Maryland statutory real estate investment trust. We believe that we have operated so as to qualify as a REIT under the Code, commencing with our taxable year ended December 31, 1993, and intend to continue to so operate. Our indirect interest in LCIF gives us an indirect investment in the properties owned by LCIF. In addition, we own (either directly or indirectly through interests in subsidiaries other than LCIF) interests in other properties.

LENGTH OF INVESTMENT
LCIF has a perpetual term, unless sooner dissolved and terminated.	We have a perpetual term and intend to continue our operations for an indefinite time period.
PURPOSE AND PERMITTED INVESTMENTS

LCIF’s purpose is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Delaware Act, provided that such business is to be conducted in a manner that permits us to be qualified as a REIT unless we cease to qualify as a REIT for reasons other than the conduct of LCIF’s business. LCIF may not take, or refrain from taking, any action which, in the judgment of the general partner (which is wholly owned by us) (i) could adversely affect our ability to continue to qualify as a REIT, (ii) could subject us to any additional taxes under Section 857 or Section 4981 of the Code, or any other Section of the Code, or (iii) could violate any law or regulation of any governmental body (unless such action, or inaction, is specifically consented to by us).

Our purposes are to engage in the real estate business, and lawful activities incidental thereto, and to engage in any lawful act or activity for which real estate investment trusts may be organized under the applicable laws of the State of Maryland. We are permitted by the LCIF partnership agreement to engage in activities not related to the business of LCIF, including activities in direct or indirect competition with LCIF, and may own assets other than our interests in LCIF, and such other assets necessary to carry out our responsibilities under the LCIF partnership agreement, and our Declaration of Trust. In addition, we have no obligation to present opportunities to LCIF and the unitholders have no rights by virtue of the LCIF partnership agreement in any of our outside business ventures.

ADDITIONAL EQUITY
LCIF is authorized to issue OP units and other partnership interests (including partnership interests of different series or classes that may be senior to OP units) as determined by the general partner, in its sole discretion.

Our Board of Trustees may issue, in its discretion, additional equity securities consisting of common shares and/or preferred shares. However, the total number of shares issued may not exceed the authorized number of capital shares set forth in our Declaration of Trust. The proceeds of equity capital raised by us are not required to be contributed to LCIF.

BORROWING POLICIES
LCIF has no restrictions on borrowings, and the general partner has full power and authority to borrow money on behalf of LCIF.	Neither our Declaration of Trust nor our Bylaws impose any restrictions on our ability to borrow money. We are not required to incur our indebtedness through LCIF.
OTHER INVESTMENT RESTRICTIONS
Other than restrictions precluding investments by LCIF that would adversely affect our qualification as a REIT, there are no restrictions upon LCIF’s authority to enter into certain transactions, including among others, making investments, lending LCIF funds, or reinvesting LCIF’s cash flow and net sale or refinancing proceeds.

Neither our Declaration of Trust nor our Bylaws impose any restrictions upon the types of investments made by us. However, contractual obligations may inhibit our ability to invest in certain asset types.

MANAGEMENT CONTROL
All management powers over the business and affairs of LCIF are vested in the general partner of LCIF, and no limited partner of LCIF has any right to participate in or exercise control or management power over the business and affairs of LCIF except that (1) the general partner of LCIF may not consent to the participation of LCIF in any merger, consolidation or other combination with or into another person or entity, or a sale of all or substantially all of LCIF’s assets without the consent of a majority in interest of the Special Limited Partners, and (2) there are certain limitations on the ability of the general partner of LCIF to cause or permit LCIF to dissolve. See “-Voting Rights -Vote Required to Dissolve the Operating Partnership or Us” below. The general partner may not be removed by the limited partners of LCIF with or without cause.

Our Board of Trustees has exclusive control over our business and affairs subject only to the restrictions in our Declaration of Trust and Bylaws. Our Board of Trustees consists of six trustees, which number may be increased or decreased by vote of at least a majority of the entire Board of Trustees pursuant to our Bylaws. The trustees are elected at each annual meeting of our shareholders. The policies adopted by the Board of Trustees may be altered or eliminated without a vote of the shareholders. Accordingly, except for their vote in the elections of trustees, shareholders have no control over our ordinary business policies.

DUTIES
Under Delaware law, the general partner of LCIF is accountable to LCIF as a fiduciary and, consequently, is required to exercise good faith and integrity in all of its dealings with respect to partnership affairs. However, under the LCIF partnership agreement, the general partner may, but is under no obligation to, take into account the tax consequences to any partner of any action taken by it, and the general partner is not liable for monetary damages for losses sustained or liabilities incurred by partners as a result of errors of judgment or of any act or omission, provided that the general partner has acted in good faith.

Under Maryland law, our trustees must perform their duties in good faith, in a manner that they reasonably believe to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Trustees who act in such a manner generally will not be liable to us for monetary damages arising from their activities.

MANAGEMENT LIABILITY AND INDEMNIFICATION
Under Delaware law, the general partner has liability for the payment of the obligations and debts of LCIF unless limitations upon such liability are stated in the document or instrument evidencing the obligation. Under the LCIF partnership agreement, LCIF has agreed to indemnify Lex GP-1 and us, and any director, trustee or officer of Lex GP-1 or us to the fullest extent permitted under the Delaware Act. The reasonable expenses incurred by an indemnitee may be reimbursed by LCIF in advance of the final disposition of the proceeding upon receipt by LCIF of a written affirmation by such indemnitee of his, her or its good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking by such indemnitee to repay the amount if it is ultimately determined that such standard was not met.

Under our Declaration of Trust, the liability of our trustees and officers to us and our shareholders for money damages is limited to the fullest extent permitted under Maryland law. Under our Declaration of Trust we have agreed to indemnify our trustees and officers, to the fullest extent permitted under Maryland law and to indemnify our other employees and agents to such extent as authorized by our Board of Trustees or our Bylaws, but only to the extent permitted under applicable law.

ANTI-TAKEOVER PROVISIONS
Except in limited circumstances (see “-Voting Rights” below), the general partner of LCIF has exclusive management power over the business and affairs of LCIF. The general partner may not be removed by the limited partners with or without cause. Under the LCIF partnership agreement, a limited partner may transfer his or her interest as a limited partner (subject to certain limited exceptions set forth in the LCIF partnership agreement), without obtaining the approval of the general partner. However, without the consent of the general partner, a transferee will not be (i) admitted to LCIF as a substituted limited partner or (ii) entitled to the same rights as a substituted limited partner.

Our Declaration of Trust and Bylaws contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of us or the removal of incumbent management. These provisions include, among others: (1) authorized capital shares that may be issued as preferred shares in the discretion of our Board of Trustees, with superior voting rights to the common shares; (2) a requirement that trustees may be removed only for cause and then only by the affirmative vote of the holders of at least 80% of the combined voting power of all classes of shares of beneficial interest entitled to vote in the election of trustees; and (3) provisions designed to, among other things, avoid concentration of share ownership in a manner that would jeopardize our status as a REIT under the Code.
Furthermore, under Maryland law, “business combinations” between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder.

VOTING RIGHTS
All decisions relating to the operation and management of LCIF are made by the general partner. See “Description of OP Units” elsewhere in this prospectus supplement. As of the date of this prospectus supplement, we held, through Lex GP-1 and Lex LP-1, approximately 95% of the outstanding OP units. As OP units are redeemed by unitholders, our percentage ownership of LCIF will increase.

We are managed and controlled by a Board of Trustees presently consisting of six members. Each trustee is elected by the shareholders at annual meetings of our shareholders. Maryland law requires that certain major corporate transactions, including most amendments to the Declaration of Trust, may not be consummated without the approval of shareholders as set forth below. All common shares have one vote, and the Declaration of Trust permits the Board of Trustees to classify and issue preferred shares in one or more series having voting power which may differ from that of the common shares.

The following is a comparison of the voting rights of the limited partners of LCIF and our shareholders as they relate to certain major transactions:

A. AMENDMENT OF THE PARTNERSHIP AGREEMENT OR THE DECLARATION OF TRUST.
The LCIF partnership agreement may be amended with the consent of Lex GP-1, Lex LP-1 and a majority in interest of the Special Limited Partners. Certain amendments that affect the fundamental rights of a limited partner must be approved by each affected limited partner. In addition, the general partner may, without the consent of the limited partners, amend the LCIF partnership agreement as to certain ministerial matters.

Amendments to our Declaration of Trust must be advised by our Board of Trustees and approved generally by at least a majority of the votes entitled to be cast on that matter at a meeting of shareholders. Amendments to certain provisions on termination require the affirmative vote of two-thirds of the votes entitled to be cast and amendments to certain provisions in our declaration relating to amendments to our Declaration of Trust or our Bylaws, relating to our board or relating to obligations under written instruments, require the affirmative vote of 80% of the votes entitled to be cast. In addition, our Declaration of Trust may be amended by a two-thirds majority of our trustees, without shareholder approval, in order to preserve our qualification as a REIT under the Code.

B. VOTE REQUIRED TO DISSOLVE OR TERMINATE LCIF OR US.
LCIF may be dissolved upon the occurrence of certain events, none of which require the consent of the limited partners.	We may be terminated only upon the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote thereon.

C. VOTE REQUIRED TO SELL ASSETS OR MERGE.
Under the LCIF partnership agreement, the sale, exchange, transfer or other disposition of all or substantially all of LCIF’s assets, or a merger or consolidation of LCIF, requires the consent of a majority in interest of the Special Limited Partners. The general partner of LCIF has the exclusive authority to sell individual assets of LCIF.

Under Maryland law and our Declaration of Trust, the sale of all or substantially all of our assets, or a merger or consolidation of us, requires the approval of our Board of Trustees and generally require the approval of the holders of a majority of the outstanding shares entitled to vote thereon. No approval of the shareholders is required for the sale of less than all or substantially all of our assets.

COMPENSATION, FEES AND DISTRIBUTIONS
The general partner does not receive any compensation for its services as general partner of LCIF. As a partner in LCIF, however, the general partner has the right to allocations and distributions as set forth in the LCIF partnership agreement. In addition, LCIF will reimburse Lex GP-1 (and us) for all expenses incurred relating to the ownership and operation of LCIF and any other offering of additional partnership interests in LCIF.

Under Maryland law and our Declaration of Trust, the sale of all or substantially all of our assets, or a merger or consolidation of us, requires the approval of our Board of Trustees and generally require the approval of the holders of a majority of the outstanding shares entitled to vote thereon. No approval of the shareholders is required for the sale of less than all or substantially all of our assets.

LIABILITY OF INVESTORS
Under the LCIF partnership agreement and applicable state law, the liability of the limited partners for LCIF’s debts and obligations is generally limited to the amount of their investment in LCIF.	Our non-employee trustees and our officers receive compensation for their services.
NATURE OF INVESTMENT
The OP units constitute equity interests in LCIF. Generally, unitholders are allocated and distributed amounts with respect to their OP units which approximate the amount of distributions made with respect to the same number of our common shares, as determined in the manner provided in the LCIF partnership agreement and subject to certain restrictions and exceptions for certain limited partners.

Common shares constitute equity interests in LXP. We are entitled to receive our pro rata share of distributions made by LCIF with respect to the OP units held by us, and by our other direct subsidiaries. Each shareholder will be entitled to his pro rata share of any dividends or distributions paid with respect to the common shares. The dividends payable to the shareholders are not fixed in amount and are only paid if, when and as authorized by our Board of Trustees and declared by us. In order to continue to qualify as a REIT, we generally must distribute at least 90% of our net taxable income (excluding capital gains), and any taxable income (including capital gains) not distributed will be subject to corporate income tax.

POTENTIAL DILUTION OF RIGHTS
Lex GP-1 is authorized, in its sole discretion and without limited partner approval, to cause LCIF to issue additional OP units and other equity securities with other rights, powers and preferences for any partnership purpose at any time to the limited partners or to other persons (including the general partner under certain circumstances set forth in the LCIF partnership agreement).

Our Board of Trustees may authorize us to issue, in its discretion, additional shares, and has the authority to cause us to issue from authorized capital a variety of other equity securities with such powers, preferences and rights as the Board of Trustees may designate at the time. The issuance of either additional common shares or other similar equity securities may result in the dilution of the interests of the shareholders.

LIQUIDITY
Limited partners may generally transfer their OP units without the general partner’s consent. However, without the consent of the general partner, a transferee will not be (i) admitted to LCIF as a substituted limited partner or (ii) entitled to the same rights as a substituted limited partner. Limited partners have the right to tender their OP units for redemption by LCIF at certain times, as specified in the LCIF partnership agreement. See “Redemption of OP Units” elsewhere in this prospectus supplement.

The common shares covered by this prospectus supplement and the prospectus will be freely transferable as registered securities under the Securities Act. Our common shares are listed on the NYSE. The breadth and strength of this secondary market will depend, among other things, upon the number of shares outstanding, our financial results and prospects, the general interest in the Company and other real estate investments, and our dividend yield compared to that of other debt and equity securities.

FEDERAL INCOME TAXATION
LCIF is not subject to federal income taxes. Instead, each unitholder includes its allocable share of LCIF’s taxable income or loss in determining its individual federal income tax liability. The maximum federal income tax rate for individuals under current law is 39.6%.
A unitholder’s share of income and loss generated by LCIF generally is subject to the “passive activity” limitations. Under the “passive activity” rules, income and loss from LCIF that are considered “passive income” generally can be offset against income and loss from other investments that constitute “passive activities.” Cash distributions from LCIF are not taxable to a unitholder except to the extent such distributions exceed such unitholder’s basis in its interest in LCIF (which will include such holder’s allocable share of LCIF’s taxable income and nonrecourse debt).
Each year, unitholders will receive a Schedule K-1 containing detailed tax information for inclusion in preparing their federal income tax returns.
Unitholders are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which LCIF owns property, even if they are not residents of those states.

We have elected to be taxed as a REIT. So long as we qualify as a REIT, we will be permitted to deduct distributions paid to our shareholders, which effectively will reduce the “double taxation” that typically results when a corporation earns income and distributes that income to its shareholders in the form of dividends. A qualified REIT, however, is subject to federal income tax on income that is not distributed and also may be subject to federal income and excise taxes in certain circumstances. The maximum federal income tax rate for corporations under current law is 35%.
Dividends paid by us will be treated as “portfolio” income and cannot be offset with losses from “passive activities.” The maximum federal income tax rate for individuals under current law is 39.6%.
Distributions made by us to our taxable domestic shareholders out of current or accumulated earnings and profits will be taken into account by them as ordinary income. Distributions that are designated as capital gain dividends generally will be taxed as long-term capital gain. Distributions in excess of current or accumulated earnings and profits will be treated as a non-taxable return of basis to the extent of a shareholder’s adjusted basis in its common shares, with the excess taxed as capital gain.
Each year, shareholders will receive an IRS Form 1099 used by corporations to report dividends paid to their shareholders.
Shareholders who are individuals generally will not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to our operations and distributions. We may be required to pay state income taxes in certain states.
Please see “United States Federal Income Tax Considerations,” below.

SELLING SHAREHOLDERS
The offering by Selling Shareholders is only being updated by this prospectus supplement to reflect that all references to “OP units” shall mean OP units in LCIF. See “Selling Shareholders” in the prospectus.
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following discussion summarizes the material United States federal income tax considerations to you as a prospective holder of our common shares and assumes that you will hold such shares as capital assets (within the meaning of Section 1221 of the Code). The following discussion is for general information purposes only, is not exhaustive of all possible tax considerations and is not intended to be and should not be construed as tax advice. This summary does not give a detailed discussion of any state, local or foreign tax considerations. In addition, this discussion is intended to address only those federal income tax considerations that are generally applicable to all of our shareholders. It does not discuss all of the aspects of federal income taxation that may be relevant to you in light of your particular circumstances or to certain types of shareholders who are subject to special treatment under the federal income tax laws including, without limitation, regulated investment companies, insurance companies, tax-exempt entities, financial institutions or broker-dealers, expatriates, persons subject to the alternative minimum tax and partnerships or other pass through entities.
The information in this section is based on the Code, existing, temporary and proposed regulations under the Code, the legislative history of the Code, current administrative rulings and practices of the IRS and court decisions, all as of the date hereof. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. In addition, we have not received, and do not plan to request, any rulings from the IRS. Thus no assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or that such statements will be sustained by a court if so challenged.
PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF INVESTING IN OUR COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.
Taxation of the Company
General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe that we have been organized, and have operated, in such a manner so as to qualify for taxation as a REIT under the Code and intend to conduct our operations so as to continue to qualify for taxation as a REIT. No assurance, however, can be given that we have operated in a manner so as to qualify or will be able to operate in such a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, the required distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by counsel. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that the actual results of our operations for any one taxable year have satisfied or will continue to satisfy such requirements.
In connection with the Registration Statement of which this prospectus supplement is a part, Paul Hastings LLP delivered an opinion, filed as an exhibit to our Current Report on Form 8-K filed with the Commission on February 28, 2014, which is incorporated by reference in the Registration Statement, that, based on certain assumptions and our factual representations that are described in this section and in officer’s certificates provided by us, Concord Debt Holdings LLC, CDH CDO LLC and Concord Debt Funding Trust (subsidiaries in which we indirectly held interests), commencing with our taxable year ended December 31, 1993, we have been organized and operated in conformity with the requirements for qualification as a REIT and our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by us, Concord Debt Holdings LLC, CDH CDO LLC and Concord Debt Funding Trust as to factual matters including, but not limited to, those set forth herein, and those concerning our business and properties as set forth in this prospectus supplement. An opinion of counsel is not binding on the IRS or the courts.
The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.
If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that generally results from investment in a corporation. However, we will be subject to federal income tax as follows:

•	First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Second, under certain circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference.

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Third, if we have (a) net income from the sale or other disposition of “foreclosure property,” which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property, which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

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Fourth, if we have net income from prohibited transactions such income will be subject to a 100% tax. Prohibited transactions are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

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Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the amount by which 95% (90% for taxable years ending on or prior to December 31, 2004) of our gross income exceeds the amount of income qualifying under the 95% gross income test multiplied by (b) a fraction intended to reflect our profitability.

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Sixth, if we should fail to satisfy the asset tests (as discussed below) but nonetheless maintain our qualification as a REIT because certain other requirements have been met and we do not qualify for a de minimis exception, we may be subject to a tax that would be the greater of (a) $50,000; or (b) an amount determined by multiplying the highest rate of tax for corporations by the net income generated by the assets for the period beginning on the first date of the failure and ending on the day we dispose of the nonqualifying assets (or otherwise satisfy the requirements for maintaining REIT qualification).

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Seventh, if we should fail to satisfy one or more requirements for REIT qualification, other than the 95% and 75% gross income tests and other than the asset tests, but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we may be subject to a $50,000 penalty for each failure.

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Eighth, if we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of such required distribution over the amounts actually distributed.

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Ninth, if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation and we do not elect to be taxed at the time of the acquisition, we would be subject to tax at the highest corporate rate if we dispose of such asset during the ten-year (or other statutorily prescribed) period beginning on the date that we acquired that asset, to the extent of such property’s “built-in gain” (the excess of the fair market value of such property at the time of our acquisition over the adjusted basis of such property at such time) (we refer to this tax as the “Built-in Gains Tax”).

•	Tenth, we will incur a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

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Finally, if we own a residual interest in a real estate mortgage investment conduit, or “REMIC,” we will be taxable at the highest corporate rate on the portion of any excess inclusion income that we derive from the REMIC residual interests equal to the percentage of our shares that is held in record name by “disqualified organizations.” Similar rules apply if we own an equity interest in a taxable mortgage pool. A “disqualified organization” includes the United States, any state or political subdivision thereof, any foreign government or international organization, any agency or instrumentality of any of the foregoing, any rural electrical or telephone cooperative and any tax-exempt organization (other than a farmer’s cooperative described in Section 521 of the Code) that is exempt from income taxation and from the unrelated business taxable income provisions of the Code. However, to the extent that we own a REMIC residual interest or a taxable mortgage pool through a taxable REIT subsidiary, we will not be subject to this tax. See the heading “Requirements for Qualification” below.

Requirements for Qualification. A REIT is a corporation, trust or association (1) that is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code, (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) that has the calendar year as its taxable year, (6) the beneficial ownership of which is held by 100 or more persons, (7) during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), and (8) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (5), inclusive, must be met during the entire taxable year and that condition (6) must be met during at least 335 days of a taxable year of twelve (12) months, or during a proportionate part of a taxable year of less than twelve (12) months.
We may redeem, at our option, a sufficient number of shares or restrict the transfer thereof to bring or maintain the ownership of the shares in conformity with the requirements of the Code. In addition, our Declaration of Trust includes restrictions regarding the transfer of our shares that are intended to assist us in continuing to satisfy requirements (6) and (7). Moreover, if we comply with regulatory rules pursuant to which we are required to send annual letters to our shareholders requesting information regarding the actual ownership of our shares, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (7) above, we will be treated as having met the requirement.
The Code allows a REIT to own wholly-owned corporate subsidiaries which are “qualified REIT subsidiaries.” The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT. Thus, in applying the requirements described herein, our qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit.

For taxable years beginning on or after January 1, 2001, a REIT may also hold any direct or indirect interest in a corporation that qualifies as a “taxable REIT subsidiary,” as long as the REIT’s aggregate holdings of taxable REIT subsidiary securities do not exceed 20% of the value of the REIT’s total assets (for taxable years beginning after July 30, 2008, 25% of the value of the REIT’s total assets) at the close of each quarter. A taxable REIT subsidiary is a fully taxable corporation that generally is permitted to engage in businesses (other than certain activities relating to lodging and health care facilities), own assets, and earn income that, if engaged in, owned, or earned by the REIT, might jeopardize REIT status or result in the imposition of penalty taxes on the REIT. To qualify as a taxable REIT subsidiary, the subsidiary and the REIT must make a joint election to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation (other than a REIT or a qualified REIT subsidiary) in which a taxable REIT subsidiary directly or indirectly owns more than 35% of the total voting power or value. See “Asset Tests” below. A taxable REIT subsidiary will pay tax at regular corporate income rates on any taxable income it earns. Moreover, the Code contains rules, including rules requiring the imposition of taxes on a REIT at the rate of 100% on certain reallocated income and expenses, to ensure that contractual arrangements between a taxable REIT subsidiary and its parent REIT are at arm’s-length.
In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share for purposes of satisfying the gross income and assets tests (as discussed below). In addition, the character of the assets and items of gross income of the partnership will retain the same character in the hands of the REIT. Thus, our proportionate share (based on equity capital) of the assets, liabilities, and items of gross income of the partnerships in which we own an interest are treated as our assets, liabilities and items of gross income for purposes of applying the requirements described herein. The treatment described above also applies with respect to the ownership of interests in limited liability companies or other entities that are treated as partnerships for tax purposes.
A significant number of our investments are held through partnerships. If any such partnerships were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of our assets and items of gross income would change and might preclude us from qualifying as a REIT. We believe that each partnership in which we hold a material interest (either directly or indirectly) is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation).
Special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a taxable mortgage pool. An entity or portion thereof may be classified as a taxable mortgage pool under the Code if:

•	substantially all of the assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

•	the entity has issued debt obligations that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.
Under Treasury Regulations, if less than 80% of the assets of an entity (or the portion thereof) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool.
An entity or portion thereof that is classified as a taxable mortgage pool is generally treated as a taxable corporation for federal income tax purposes. However, the portion of the REIT’s assets, held directly or through a qualified REIT subsidiary, that qualifies as a taxable mortgage pool is treated as a qualified REIT subsidiary that is not subject to corporate income tax and therefore the taxable mortgage pool classification does not change that treatment. The classification of a REIT, qualified REIT subsidiary or portion thereof as a taxable mortgage pool could, however, result in taxation of a REIT and certain of its shareholders as described below.

IRS guidance indicates that a portion of income from a taxable mortgage pool arrangement, if any, could be treated as “excess inclusion income.” Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (i) income allocable to the holder of a REMIC residual interest or taxable mortgage pool interest over (ii) the sum of an amount for each day in the calendar quarter equal to the product of (a) the adjusted issue price at the beginning of the quarter multiplied by (b) 120% of the long-term federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). Under such guidance, such income would be allocated among our shareholders in proportion to dividends paid and, generally, may not be offset by net operating losses of the shareholder, would be taxable to tax exempt shareholders who are subject to the unrelated business income tax rules of the Code and would subject non-U.S. shareholders to a 30% withholding tax (without exemption or reduction of the withholding rate). To the extent that excess inclusion income is allocated from a taxable mortgage pool to any disqualified organizations that hold our shares, we may be taxable on this income at the highest applicable corporate tax rate (currently 35%). Because this tax would be imposed on the REIT, all of the REIT’s shareholders, including shareholders that are not disqualified organizations, would bear a portion of the tax cost associated with the classification of any portion of our assets as a taxable mortgage pool.
If we own less than 100% of the ownership interests in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for federal income tax purposes and would potentially be subject to corporate income tax. In addition, this characterization would affect our REIT income and asset test calculations and could adversely affect our ability to qualify as a REIT.
In the past, we have held certain investments which give rise to excess inclusion income. Currently, we do not hold and do not intend to make investments or enter into financing and securitization transactions that are expected to give rise to our being considered to own an interest, directly or indirectly, in one or more taxable mortgage pools. However, if we were to make such investments or enter into such transactions, the foregoing consequences could apply. Prospective holders are urged to consult their own tax advisors regarding the tax consequences of the taxable mortgage pool rules to them in light of their particular circumstances.
Income Tests. In order to maintain qualification as a REIT, we must satisfy annually certain gross income requirements. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property;” gain from the sale of real property other than property held for sale to customers in the ordinary course of business; dividends from, and gain from the sale of shares of, other qualifying REITs; certain interest described further below; and certain income derived from a REMIC) or from certain types of qualified temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from income that qualifies under the foregoing 75% gross income test, other types of dividends and interest, gain from the sale or disposition of stock or securities and certain other specified sources. Any income from a hedging transaction entered into after December 31, 2004 that is clearly and timely identified and hedges indebtedness incurred or to be incurred to acquire or carry real estate assets will not constitute gross income, rather than being treated as qualifying or nonqualifying income, for purposes of the 95% gross income test and, with respect to such hedging transactions entered into after July 30, 2008, for purposes of the 75% gross income test as well. For transactions entered into after July 30, 2008, a hedging transaction also includes a transaction entered into to manage foreign currency risks with respect to items of income and gain (or any property which generates such income or gain) that would be qualifying income under the 75% or 95% gross income tests, but only if such transaction is clearly identified before the close of the day it was acquired, originated or entered into. In addition, certain foreign currency gains recognized after July 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests.
Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if we, or an owner of 10% or more of our shares, actually or constructively own 10% or more of such tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property (based on the ratio of fair market value of personal and real property) will not qualify as “rents from real property.” Finally, in order for rents received to qualify as “rents from real property,” we generally must not operate or manage the property (subject to a de minimis exception as described below) or furnish or render services to the tenants of such property, other than through an independent contractor from whom we derive no revenue or through a taxable REIT subsidiary. We may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property (“Permissible Services”).
For our taxable years commencing on or after January 1, 1998, rents received generally will qualify as rents from real property notwithstanding the fact that we provide services that are not Permissible Services so long as the amount received for such services meets a de minimis standard. The amount received for “impermissible services” with respect to a property (or, if services are available only to certain tenants, possibly with respect to such tenants) cannot exceed one percent of all amounts received, directly or indirectly, by us with respect to such property (or, if services are available only to certain tenants, possibly with respect to such tenants). The amount that we will be deemed to have received for performing “impermissible services” will be the greater of the actual amounts so received or 150% of the direct cost to us of providing those services.
We believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be qualifying income under those tests.
Generally, interest on debt secured by a mortgage on real property or interests in real property qualifies for purposes of satisfying the 75% gross income test described above. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan, a proportionate amount of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. In addition, any interest amount that is based in whole or in part on the income or profits of any person does not qualify for purposes of the foregoing 75% and 95% income tests except (a) amounts that are based on a fixed percentage or percentages of receipts or sales and (b) amounts that are based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by the REIT.
If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which is generally qualifying income for purposes of both gross income tests.
If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if such failure was due to reasonable cause and not willful neglect and we file a schedule describing each item of our gross income for such taxable year in accordance with Treasury Regulations (and for taxable years beginning on or before October 22, 2004, any incorrect information on the schedule was not due to fraud with intent to evade tax). It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. Even if this relief provision applied, a 100% penalty tax would be imposed on the amount by which we failed the 75% gross income test or the amount by which 95% (90% for taxable years ending on or prior to December 31, 2004) of our gross income exceeds the amount of income qualifying under the 95% gross income test (whichever amount is greater), multiplied by a fraction intended to reflect our profitability.
Subject to certain safe harbor exceptions, any gain (including certain foreign currency gain recognized after July 30, 2008) realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon our ability to qualify as a REIT. In June 2007, we announced a restructuring of our investment strategy, focusing on core and core plus assets. While we believe that the dispositions of our assets pursuant to the restructuring of our investment strategy should not be treated as prohibited transactions, and although we intend to conduct our operations so that we will not be treated as holding our properties for sale, whether a particular sale will be treated as a prohibited transaction depends on all the facts and circumstances with respect to the particular transaction. We have not sought and do not intend to seek a ruling from the IRS regarding any dispositions. Accordingly, there can be no assurance that the IRS will not successfully assert a contrary position with respect to our dispositions. If all or a significant portion of our dispositions were treated as prohibited transactions, we would incur a significant U.S. federal tax liability, which could have a material adverse effect on our results of operations.
We will be subject to tax at the maximum corporate rate on any income from foreclosure property (including certain foreign currency gains and related deductions recognized after July 30, 2008), other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property (1) that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured; (2) for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and (3) for which the REIT makes a proper election to treat the property as foreclosure property. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property.
A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, unless a longer extension is granted by the Secretary of the Treasury or the grace period terminates earlier due to certain nonqualifying income or activities generated with respect to the property.
Asset Tests. At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature of our assets. At least 75% of the value of our total assets, including our allocable share of assets held by partnerships in which we own an interest, must be represented by real estate assets, stock or debt instruments held for not more than one year purchased with the proceeds of an offering of equity securities or a long-term (at least five years) public debt offering by us, cash, cash items (including certain receivables) and government securities. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and certain kinds of mortgage-backed securities (including regular or residual interests in a REMIC to the extent provided in the Code) and mortgage loans. In addition, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Not more than 20% of the value of our total assets (for taxable years beginning after July 30, 2008, 25% of the value of our total assets) may be represented by securities of one or more taxable REIT subsidiaries (as defined above under “Requirements for Qualification”). Except for investments included in the 75% asset class, securities in a taxable REIT subsidiary or qualified REIT subsidiary and certain partnership interests and debt obligations, (1) not more than 5% of the value of our total assets may be represented by securities of any one issuer (the “5% asset test”), (2) we may not hold securities that possess more than 10% of the total voting power of the outstanding securities of a single issuer (the “10% voting securities test”) and (3) we may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer (the “10% value test”).
The following assets are not treated as “securities” held by us for purposes of the 10% value test (i) “straight debt” meeting certain requirements, unless we hold (either directly or through our “controlled” taxable REIT subsidiaries) certain other securities of the same corporate or partnership issuer that have an aggregate value greater than 1% of such issuer’s outstanding securities; (ii) loans to individuals or estates; (iii) certain rental agreements calling for deferred rents or increasing rents that are subject to Section 467 of the Code, other than with certain related persons; (iv) obligations to pay us amounts qualifying as “rents from real property” under the 75% and 95% gross income tests; (v) securities issued by a state or any political subdivision of a state, the District of Columbia, a foreign government, any political subdivision of a foreign government, or the Commonwealth of Puerto Rico, but only if the determination of any payment received or accrued under the security does not depend in whole or in part on the profits of any person not described in this category, or payments on any obligation issued by such an entity; (vi) securities issued by another qualifying REIT; and (vii) other arrangements identified in Treasury Regulations (which have not yet been issued or proposed). In addition, any debt instrument issued by a partnership will not be treated as a “security” under the 10% value test if at least 75% of the partnership’s gross income (excluding gross income from prohibited transactions) is derived from sources meeting the requirements of the 75% gross income test. If the partnership fails to meet the 75% gross income test, then the debt instrument issued by the partnership nevertheless will not be treated as a “security” to the extent of our interest as a partner in the partnership. Also, in looking through any partnership to determine our allocable share of any securities owned by the partnership, our share of the assets of the partnership, solely for purposes of applying the 10% value test in taxable years beginning on or after January 1, 2005, will correspond not only to our interest as a partner in the partnership but also to our proportionate interest in certain debt securities issued by the partnership.
We may hold mezzanine loans that are secured by equity interests in a non-corporate entity that directly or indirectly owns real property. IRS Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan to such a non-corporate entity, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, not all of the mezzanine loans that we hold meet all of the requirements for reliance on this safe harbor. We have invested, and intend to continue to invest, in mezzanine loans in a manner that will enable us to continue to satisfy the gross income and asset tests.
We may also hold certain participation interests, or “B-Notes,” in mortgage loans and mezzanine loans originated by other lenders. A B-Note is an interest created in an underlying loan by virtue of a participation or similar agreement, to which the originator of the loan is a party, along with one or more participants. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of a participant’s investment depends upon the performance of the underlying loan, and if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan, and grants junior participations, which will be a first loss position in the event of a default by the borrower. The appropriate treatment of participation interests for federal income tax purposes is not entirely certain. We believe that we have invested, and intend to continue to invest, in participation interests that qualify as real estate assets for purposes of the asset tests, and that generate interest that will be treated as qualifying mortgage interest for purposes of the 75% gross income test, but no assurance can be given that the IRS will not challenge our treatment of these participation interests.
We believe that substantially all of our assets consist of (1) real properties, (2) stock or debt investments that earn qualified temporary investment income, (3) other qualified real estate assets, including qualifying REITs, and (4) cash, cash items and government securities. We also believe that the value of our securities in our taxable REIT subsidiaries will not exceed 20% of the value of our total assets (or, beginning with our 2009 taxable year, 25% of the value of our total assets). We may also invest in securities of other entities, provided that such investments will not prevent us from satisfying the asset and income tests for REIT qualification set forth above. If any interest we hold in any REIT or other category of permissible investment described above does not qualify as such, we would be subject to the 5% asset test and the 10% voting securities and value tests with respect to such investment.
After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values (including, for taxable years beginning after July 30, 2008, discrepancies caused solely by a change in the foreign currency exchange rate used to value a foreign asset). If we inadvertently fail one or more of the asset tests at the end of a calendar quarter because we acquire securities or other property during the quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of the calendar quarter in which it arose. If we were to fail any of the asset tests at the end of any quarter without curing such failure within 30 days after the end of such quarter, we would fail to qualify as a REIT, unless we were to qualify under certain relief provisions enacted in 2004. Under one of these relief provisions, if we were to fail the 5% asset test, the 10% voting securities test, or the 10% value test, we nevertheless would continue to qualify as a REIT if the failure was due to the ownership of assets having a total value not exceeding the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000, and we were to dispose of such assets (or otherwise meet such asset tests) within six months after the end of the quarter in which the failure was identified. If we were to fail to meet any of the REIT asset tests for a particular quarter, but we did not qualify for the relief for de minimis failures that is described in the preceding sentence, then we would be deemed to have satisfied the relevant asset test if: (i) following our identification of the failure, we were to file a schedule with a description of each asset that caused the failure; (ii) the failure was due to reasonable cause and not due to willful neglect; (iii) we were to dispose of the non-qualifying asset (or otherwise meet the relevant asset test) within six months after the last day of the quarter in which the failure was identified, and (iv) we were to pay a penalty tax equal to the greater of $50,000, or the highest corporate tax rate multiplied by the net income generated by the non-qualifying asset during the period beginning on the first date of the failure and ending on the date we dispose of the asset (or otherwise cure the asset test failure). These relief provisions will be available to us in our taxable years beginning on or after January 1, 2005, although it is not possible to predict whether in all circumstances we would be entitled to the benefit of these relief provisions.
Annual Distribution Requirement. With respect to each taxable year, we must distribute to our shareholders as dividends (other than capital gain dividends) at least 90% of our taxable income. Specifically, we must distribute an amount equal to (1) 90% of the sum of our “REIT taxable income” (determined without regard to the deduction for dividends paid and by excluding any net capital gain), and any after-tax net income from foreclosure property, minus (2) the sum of certain items of “excess noncash income” such as income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount. REIT taxable income is generally computed in the same manner as taxable income of ordinary corporations, with several adjustments, such as a deduction allowed for dividends paid, but not for dividends received.
We will be subject to tax on amounts not distributed at regular United States federal corporate income tax rates. In addition, a nondeductible 4% excise tax is imposed on the excess of (1) 85% of our ordinary income for the year plus 95% of capital gain net income for the year and the undistributed portion of the required distribution for the prior year over (2) the actual distribution to shareholders during the year (if any). Net operating losses generated by us may be carried forward but not carried back and used by us for 15 years (or 20 years in the case of net operating losses generated in our tax years commencing on or after January 1, 1998) to reduce REIT taxable income and the amount that we will be required to distribute in order to remain qualified as a REIT. As a REIT, our net capital losses may be carried forward for five years (but not carried back) and used to reduce capital gains.
In general, a distribution must be made during the taxable year to which it relates to satisfy the distribution test and to be deducted in computing REIT taxable income. However, we may elect to treat a dividend declared and paid after the end of the year (a “subsequent declared dividend”) as paid during such year for purposes of complying with the distribution test and computing REIT taxable income, if the dividend is (1) declared before the regular or extended due date of our tax return for such year and (2) paid not later than the date of the first regular dividend payment made after the declaration, but in no case later than 12 months after the end of the year. For purposes of computing the nondeductible 4% excise tax, a subsequent declared dividend is considered paid when actually distributed. Furthermore, any dividend that is declared by us in October, November or December of a calendar year, and payable to shareholders of record as of a specified date in such quarter of such year will be deemed to have been paid by us (and received by shareholders) on December 31 of such calendar year, but only if such dividend is actually paid by us in January of the following calendar year.
For purposes of complying with the distribution test for a taxable year as a result of an adjustment in certain of our items of income, gain or deduction by the IRS or us, we may be permitted to remedy such failure by paying a “deficiency dividend” in a later year together with interest. Such deficiency dividend may be included in our deduction of dividends paid for the earlier year for purposes of satisfying the distribution test. For purposes of the nondeductible 4% excise tax, the deficiency dividend is taken into account when paid, and any income giving rise to the deficiency adjustment is treated as arising when the deficiency dividend is paid.
The IRS has published guidance providing temporary relief for a publicly-traded REIT to satisfy the annual distribution requirement with distributions consisting of its stock and at least a minimum percentage of cash. Pursuant to this IRS guidance, a REIT may treat the entire amount of a distribution consisting of both stock and cash as a qualifying distribution for purposes of the annual distribution requirement provided that such distribution is declared on or after January 1, 2008 and the following requirements are met: (1) the distribution is made by the REIT to its shareholders with respect to its stock; (2) stock of the REIT is publicly traded on an established securities market in the

United States; (3) the distribution is declared on or before December 31, 2012 with respect to a taxable year ending on or before December 31, 2011; (4) pursuant to such declaration, each shareholder may elect to receive its proportionate share of the declared distribution in either money or stock of the REIT of equivalent value, subject to a limitation on the amount of money to be distributed in the aggregate to all shareholders (the “Cash Limitation”), provided that - (a) such Cash Limitation is not less than 10% of the aggregate declared distribution, and (b) if too many shareholders elect to receive money, each shareholder electing to receive money will receive a pro rata amount of money corresponding to the shareholder’s respective entitlement under the declaration, but in no event will any shareholder electing to receive money receive less than 10% of the shareholder’s entire entitlement under the declaration in money; (5) the calculation of the number of shares to be received by any shareholder will be determined, as close as practicable to the payment date, based upon a formula utilizing market prices that is designed to equate in value the number of shares to be received with the amount of money that could be received instead; and (6) with respect to any shareholder participating in a dividend reinvestment plan (“DRIP”), the DRIP applies only to the extent that, in the absence of the DRIP, the shareholder would have received the distribution in money under subsection (4) above.
We believe that we have distributed and intend to continue to distribute to our shareholders in a timely manner such amounts sufficient to satisfy the annual distribution requirements. However, it is possible that timing differences between the accrual of income and its actual collection, and the need to make nondeductible expenditures (such as capital improvements or principal payments on debt) may cause us to recognize taxable income in excess of our net cash receipts, thus increasing the difficulty of compliance with the distribution requirement. In addition, excess inclusion income, if any, might be non-cash accrued income, or “phantom” taxable income, which could therefore adversely affect our ability to satisfy our distribution requirements. In order to meet the distribution requirement, we might find it necessary to arrange for short-term, or possibly long-term, borrowings.
Failure to Qualify. Commencing with our taxable year beginning January 1, 2005, if we were to fail to satisfy one or more requirements for REIT qualification, other than an asset or income test violation of a type for which relief is otherwise available as described above, we would retain our REIT qualification if the failure was due to reasonable cause and not willful neglect, and if we were to pay a penalty of $50,000 for each such failure. It is not possible to predict whether in all circumstances we would be entitled to the benefit of this relief provision. If we fail to qualify as a REIT for any taxable year, and if certain relief provisions of the Code do not apply, we would be subject to federal income tax (including applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible from our taxable income nor will they be required to be made. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of our current and accumulated earnings and profits. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction and shareholders taxed as individuals may be eligible for a reduced tax rate on “qualified dividend income” from regular C corporations.
If our failure to qualify as a REIT is not due to reasonable cause but results from willful neglect, we would not be permitted to elect REIT status for the four taxable years after the taxable year for which such disqualification is effective. In the event we were to fail to qualify as a REIT in one year and subsequently requalify in a later year, we may elect to recognize taxable income based on the net appreciation in value of our assets as a condition to requalification. In the alternative, we may be taxed on the net appreciation in value of our assets if we sell properties within ten years of the date we requalify as a REIT under federal income tax laws.
Taxation of Shareholders
As used herein, the term “U.S. shareholder” means a beneficial owner of our common shares who (for United States federal income tax purposes) (1) is a citizen or resident of the United States, (2) is a corporation or other entity treated as a corporation for federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof, (3) is an estate the income of which is subject to United States federal income taxation regardless of its source or (4) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or a trust that has a valid election to be treated as a U.S. person pursuant to applicable Treasury Regulations. As used herein, the term “non U.S. shareholder” means a beneficial owner of our common shares who is not a U.S. shareholder or a partnership.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a shareholder, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A shareholder that is a partnership and the partners in such partnership should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common shares.
Taxation of Taxable U.S. Shareholders
As long as we qualify as a REIT, distributions made to our U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and corporate shareholders will not be eligible for the dividends-received deduction as to such amounts. For purposes of computing our earnings and profits, depreciation for depreciable real estate will be computed on a straight-line basis over a 40-year period. For purposes of determining whether distributions on the shares constitute dividends for tax purposes, our earnings and profits will be allocated first to distributions with respect to the Series C Preferred Shares and all other series of preferred shares that are equal in rank as to distributions and upon liquidation with the Series C Preferred Shares, and second to distributions with respect to our common shares. There can be no assurance that we will have sufficient earnings and profits to cover distributions on any common shares. Certain “qualified dividend income” received by domestic non-corporate shareholders is currently subject to tax at the same tax rates as long-term capital gain (generally a maximum rate of 20%). Dividends paid by a REIT generally do not qualify as “qualified dividend income” because a REIT is not generally subject to federal income tax on the portion of its REIT taxable income distributed to its shareholders. Therefore, our dividends will continue to be subject to tax at ordinary income rates, subject to two narrow exceptions. Under the first exception, dividends received from a REIT may be treated as “qualified dividend income” eligible for the reduced tax rates to the extent that the REIT itself has received qualified dividend income from other corporations (such as taxable REIT subsidiaries) in which the REIT has invested. Under the second exception, dividends paid by a REIT in a taxable year may be treated as qualified dividend income in an amount equal to the sum of (i) the excess of the REIT’s “REIT taxable income” for the preceding taxable year over the corporate-level federal income tax payable by the REIT for such preceding taxable year and (ii) the excess of the REIT’s income that was subject to the Built-in Gains Tax (as described above) in the preceding taxable year over the tax payable by the REIT on such income for such preceding taxable year. We do not expect to distribute a material amount of qualified dividend income, if any.
Distributions that are properly designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income under the Code. Capital gain dividends, if any, will be allocated among different classes of shares in proportion to the allocation of earnings and profits discussed above.
Distributions in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder’s shares, and will result in a corresponding reduction in the shareholder’s basis in the shares. Any reduction in a shareholder’s tax basis for its shares will increase the amount of taxable gain or decrease the deductible loss that will be realized upon the eventual disposition of the shares. We will notify shareholders at the end of each year as to the portions of the distributions which constitute ordinary income, capital gain or a return of capital. Any portion of such distributions that exceeds the adjusted basis of a U.S. shareholder’s shares will be taxed as capital gain from the disposition of shares, provided that the shares are held as capital assets in the hands of the U.S. shareholder.
Aside from the different income tax rates applicable to ordinary income and capital gain dividends for noncorporate taxpayers, regular and capital gain dividends from us will be treated as dividend income for most other federal income tax purposes. In particular, such dividends will be treated as “portfolio” income for purposes of the passive activity loss limitation and shareholders generally will not be able to offset any “passive losses” against such dividends. Capital gain dividends and qualified dividend income may be treated as investment income for purposes of the investment interest limitation contained in Section 163(d) of the Code, which limits the deductibility of interest expense incurred by noncorporate taxpayers with respect to indebtedness attributable to certain investment assets.

In general, dividends paid by us will be taxable to shareholders in the year in which they are received, except in the case of dividends declared at the end of the year, but paid in the following January, as discussed above.
In general, a U.S. shareholder will realize capital gain or loss on the disposition of shares equal to the difference between (1) the amount of cash and the fair market value of any property received on such disposition and (2) the shareholder’s adjusted basis of such shares. Such gain or loss will generally be short-term capital gain or loss if the shareholder has not held such shares for more than one year and will be long-term capital gain or loss if such shares have been held for more than one year. Loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from us required to be treated by such shareholder as long-term capital gain.
We may elect to retain and pay income tax on net long-term capital gains. If we make such an election, you, as a holder of shares, will (1) include in your income as long-term capital gains your proportionate share of such undistributed capital gains (2) be deemed to have paid your proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount and (3) in the case of a U.S. shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS. As a holder of shares you will increase the basis in your shares by the difference between the amount of capital gain included in your income and the amount of tax you are deemed to have paid. Our earnings and profits will be adjusted appropriately.
Medicare Tax
Certain U.S. shareholders that are individuals, estates and trusts are generally subject to a 3.8% tax on “net investment income,” which includes, among other things, dividends on and gains from the sale or other disposition of stock, effective for taxable years beginning after December 31, 2012. Prospective investors should consult their own tax advisors regarding the applicability of this tax to any income and gain in respect to our shares.
Taxation of Non-U.S. Shareholders
The following discussion is only a summary of the rules governing United States federal income taxation of non-U.S. shareholders such as nonresident alien individuals and foreign corporations. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.
Distributions. Distributions that are not attributable to gain from sales or exchanges by us of “United States real property interests” or otherwise effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business and that are not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Certain tax treaties limit the extent to which dividends paid by a REIT can qualify for a reduction of the withholding tax on dividends. Our dividends that are attributable to excess inclusion income, if any, will be subject to 30% U.S. withholding tax without reduction under any otherwise applicable tax treaty. See “-Taxation of the Company-Requirements for Qualification” above. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a non-U.S. shareholder’s shares, they will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If a distribution is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distribution, and a non-U.S. shareholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution.
For withholding tax purposes, we are generally required to treat all distributions as if made out of our current or accumulated earnings and profits and thus intend to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a

non-U.S. shareholder. We would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. However, the non-U.S. shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the non-U.S. shareholder’s United States tax liability, if any, with respect to the distribution.
For any year in which we qualify as a REIT, distributions to non-U.S. shareholders who own more than 5% of our shares and that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Under FIRPTA, a non-U.S. shareholder is taxed as if such gain were effectively connected with a United States business. Non-U.S. shareholders who own more than 5% of our shares would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Also, distributions made to non-U.S. shareholders who own more than 5% of our shares may be subject to a 30% branch profits tax in the hands of a corporate non-U.S. shareholder not entitled to treaty relief or exemption. We are required by applicable regulations to withhold 35% of any distribution that could be designated by us as a capital gain dividend regardless of the amount actually designated as a capital gain dividend. This amount is creditable against the non-U.S. shareholder’s FIRPTA tax liability.
Under the Tax Increase Prevention and Reconciliation Act of 2005 (“TIPRA”), enacted on May 17, 2006, distributions, made to REIT or regulated investment company (“RIC”) shareholders, that are attributable to gain from sales or exchanges of United States real property interests will retain their character as gain subject to the rules of FIRPTA discussed above when distributed by such REIT or RIC shareholders to their respective shareholders. This provision is effective for taxable years beginning after December 31, 2005.
If a non-U.S. shareholder does not own more than 5% of our shares during the one-year period prior to a distribution attributable to gain from sales or exchanges by us of United States real property interests, such distribution will not be considered to be gain effectively connected with a U.S. business as long as the class of shares continues to be regularly traded on an established securities market in the United States. As such, a non-U.S. shareholder who does not own more than 5% of our shares would not be required to file a U.S. Federal income tax return by reason of receiving such a distribution. In this case, the distribution will be treated as a REIT dividend to that non-U.S. shareholder and taxed as a REIT dividend that is not a capital gain distribution as described above. In addition, the branch profits tax will not apply to such distributions. If our common shares cease to be regularly traded on an established securities market in the United States, all non-U.S. shareholders of our common shares would be subject to taxation under FIRPTA with respect to capital gain distributions attributable to gain from the sale or exchange of United States real property interests.
Dispositions. Gain recognized by a non-U.S. shareholder upon a sale or disposition of our common shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of our shares was held directly or indirectly by non-U.S. persons. We believe, but cannot guarantee, that we have been a “domestically controlled REIT.” However, because our shares are publicly traded, no assurance can be given that we will continue to be a “domestically controlled REIT.”
Notwithstanding the general FIRPTA exception for sales of domestically controlled REIT stock discussed above, a disposition of domestically controlled REIT stock will be taxable if the disposition occurs in a wash sale transaction relating to a distribution on such stock. In addition, FIRPTA taxation will apply to substitute dividend payments received in securities lending transactions or sale-repurchase transactions of domestically controlled REIT stock to the extent such payments are made to shareholders in lieu of distributions that would have otherwise been subject to FIRPTA taxation. The foregoing rules regarding wash sales and substitute dividend payments with respect to domestically controlled REIT stock will not apply to stock that is regularly traded on an established securities market within the United States and held by a non-U.S. shareholder that held five percent or less of such stock during the one-year period prior to the related distribution. These rules are effective for distributions on and after June 16,

2006. Prospective purchasers are urged to consult their own tax advisors regarding the applicability of the new rules enacted under TIPRA to their particular circumstances.
In addition, a non-U.S. shareholder that owns, actually or constructively, 5% or less of a class of our shares through a specified testing period, whether or not our shares are domestically controlled, will not be subject to tax on the sale of its shares under FIRPTA if the shares are regularly traded on an established securities market. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, special alternative minimum tax in the case of nonresident alien individuals and possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser would be required to withhold and remit to the IRS 10% of the purchase price.
Gain not subject to FIRPTA will be taxable to a non-U.S. shareholder if (1) investment in the shares is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and such nonresident alien individual has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.
Taxation of Tax-Exempt Shareholders
Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts (“Exempt Organizations”), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While investments in real estate may generate UBTI, the IRS has issued a published ruling to the effect that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of our shares with debt, a portion of its income from us, if any, will constitute UBTI pursuant to the “debt-financed property” rules under the Code. In addition, our dividends that are attributable to excess inclusion income, if any, will constitute UBTI for most Exempt Organizations. See “Taxation of the Company-Requirements for Qualification” above. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under specified provisions of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.
In addition, a pension trust that owns more than 10% of our shares is required to treat a percentage of the dividends from us as UBTI (the “UBTI Percentage”) in certain circumstances. The UBTI Percentage is our gross income derived from an unrelated trade or business (determined as if we were a pension trust) divided by our total gross income for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5%, (ii) we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of our shares or (B) a group of pension trusts individually holding more than 10% of the value of our capital shares collectively owns more than 50% of the value of our capital shares.
Information Reporting and Backup Withholding
U.S. Shareholders
We will report to U.S. shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding, currently at a rate of 28%, with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Amounts withheld as backup withholding will be creditable against the shareholder’s income tax liability if proper documentation is supplied. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to us.
Non-U.S. Shareholders.
Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. shareholder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. shareholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. shareholder’s country of residence. Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. shareholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. shareholder is a United States person.
Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.
Foreign Account Tax Compliance Act
Recently enacted legislation, commonly referred to as “FACTA,” imposes certain substantial diligence and information reporting obligations on certain foreign financial entities. As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, stock of a US issuer if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors, or (iii) the foreign entity is otherwise excepted under FATCA; and in each case, the foreign entity provides satisfactory certifications to the issuer or applicable agent. FATCA withholding will generally apply (i) with respect to dividends on our common stock, to payments made on or after July 1, 2014, pursuant to recent IRS guidance issued in July 2013 (a six month extension of the effective date set forth in final Treasury regulations that were issued in January 2013), and (ii) with respect to gross proceeds from a sale or other disposition of our common stock, to payments that occur on or after January 1, 2017, pursuant to the final Treasury regulations. If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). We will not pay any additional amounts in respect of amounts withheld under FATCA. Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.
PLAN OF DISTRIBUTION
The Plan of Distribution in the prospectus is only being updated by this prospectus supplement to reflect that (1) all references to “OP units” shall mean OP units in LCIF, (2) following the LCIF and LCIF II merger and as of the date of this prospectus supplement, we may issue up to 3,882,064 common shares in exchange for the redemption of up to 3,447,659 OP units and (3) no holder of OP units may exercise the redemption right:

•	for fewer than 1,000 OP units or, if the holder holds fewer than 1,000 OP units, all of such units held by the holder; or

•	if we determine that allowing such redemption may cause the operating partnership to be treated as a publicly traded partnership.

LEGAL MATTERS
Certain legal matters, including tax matters, were passed upon for us by Paul Hastings LLP, New York, New York, our counsel.  Certain legal matters relating to Maryland law, including the validity of our Common Shares, were passed upon by Venable LLP, our counsel with respect to Maryland law.
WHERE YOU CAN FIND MORE INFORMATION
We file and furnish annual, quarterly and current reports, proxy statements and other information with the Commission. Our filings and furnishings with the Commission are available to the public on the Internet at the Commission’s web site at www.sec.gov. You may also read and copy any document that we file with the Commission at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room and its copy charges.
The Commission allows us to “incorporate by reference” the information we file with the Commission, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference herein and the prospectus is an important part of this prospectus supplement and the prospectus. Any statement contained herein, in the prospectus or in any document incorporated by reference herein or in the prospectus shall be deemed to be amended, modified or superseded for the purpose of this prospectus supplement and the prospectus to the extent that a statement contained in this prospectus supplement or a later prospectus supplement or document that has been or is considered to be incorporated by reference herein, therein or in a later prospectus supplement amends, modifies or supersedes such statement. Any statements so amended, modified or superseded shall not be deemed to constitute a part of this prospectus supplement, a later prospectus supplement or the prospectus, except as so amended, modified or superseded.
We incorporate by reference in this prospectus supplement and the prospectus the documents listed below and any future filings that we may make with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of the offer under this prospectus supplement and the prospectus; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with Commission rules:
•our Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Commission on February 26, 2014;
•our Current Reports on Form 8-K filed with the Commission on January 6, 2014 and February 28, 2014;
•the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2012 from our Definitive Proxy Statement on Schedule 14A for our 2012 Annual Meeting of Shareholders and the information to be specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2013 from our Definitive Proxy Statement on Schedule 14A for our 2013 Annual Meeting of Shareholders; and
•the description of our common shares in our Current Report on Form 8-K filed with the Commission on November 21, 2013.

To receive a free copy of any of the documents incorporated by reference in this prospectus supplement (other than exhibits, unless they are specifically incorporated by reference in the documents), write us at the following address or call us at the telephone number listed below:
Lexington Realty Trust
One Penn Plaza
Suite 4015
New York, New York 10119-4015
Attention: Investor Relations
(212) 692-7200

We maintain a web site at www.lxp.com, which contains information about us and our subsidiaries. We have not incorporated by reference into this prospectus supplement or the prospectus the information included or referred to in, or that can be accessed through, our web site, and you should not consider it to be a part of this prospectus supplement or the prospectus.